Basement Sports

Technology | Retail | Entertainment | Mobile | App

Indoor game starter kit with a sports league app (baseball + others on the way)

BASEMENTSPORTS.COM JERSEY CITY NEW JERSEY


BASEBALL
BASEMENT
Sports



It's my background, and how I became who I am - a student-athlete, balanced in mind, body and spirit. It is what kids today are missing, and it is sinking this country (US) and a dangerous, negative trend globally. We're solving that problem in a creative, engaging way, that also generates profits in the niche industry of Mixed Reality Sports.

Arman Rousta Founder @ Basement Sports

Why you may want to support us...

1. We are tackling one of society's greatest challenges - childhood (and adult) obesity; by getting kids active every day, while having fun.
2. The global gaming market is worth $152 billion (2019), with 45% of that, $68.5 billion, coming directly from mobile games.
3. The global toy market stands at $90.4 billion. Our Starter Kit and Accessories provide multiple revenue streams, like personalized jerseys.
4. Youth Sports is a rapidly growing $22 billion industry; but more kids are also quitting. Research shows the need for more unstructured play.

Why investors ❤ us

WE'VE RAISED $51,611 SINCE OUR FOUNDING

Arman is intelligent, dedicated and motivated to see his visions from start to finish. I will always support his ventures

Chad Dictenberg

Friend

Because he is a great person, a tremendously hard worker. and will stop at nothing to be successful. 7

Phil Esposito

Having known Arman for nearly three decades, I can attest that he is a highly intelligent, detail-oriented, strategic thinking entrepreneur. An excellent manager and innovative leader, Arman will successfully execute the Basement Sports business plan.

Charles D. Balsamo

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Our team

AND OUR MAJOR ACCOMPLISHMENTS



Arman Rousta

Founder

Arman is a Polymath, Inventor and Serial Entrepreneur with Multiple Venture Exits.



Dan Kurfirst

Lead Developer

Dan heads up all app and web development for Blueliner, a 2-decade old digital agency, which is in charge of building all Basement Sports apps.

Downloads

Basement Sports - Investment Opportunity v2.2 1 .pdf

The Story of Basement Sports

This is a 40 year Vision, of a little kid, who is now a big kid - and has finally put all of the pieces together to bring to life for others what made his childhood magical.

Kids aren't getting enough exercise, and youth sports has gotten too serious

Some dangerous trends are afoot in the U.S. and globally, which is the subject of a real, long-term health epidemic - Childhood Obesity, Diabetes and other negative health indicators, which have carried on into Adulthood as well.

Further, aside from the 'cream of the crop', many kids are starting to quit hyper-competitive youth sports, due to a number of factors, which leading Think Tanks, like the **Aspen Institute, with the support of role models like Kobe Bryant**, expose well in their initiative Project Play.

Basement Sports is an answer to that need and gap in the lives of our children.


TURTLES
GIANTS

Now Is The Time

While things have gotten worse health-wise for kids, and the advancements of technology have in some ways made it harder for them to 'get off the couch', the confluence of mobile technology, widespread bandwidth accessibility and stay at home scenarios (ie. Work from Home, Home Schooling, Quarantining for Pandemics like COVID-19, and Weather elements) have made it clear to us that we need to take action of some kind. Our Founder, Arman Rousta, helped his friends launch a 501c(3) Non-Profit Organization called Sips & Kicks several years back, that is doing very good things to help kids get a healthier start in school through Fitness & Nutrition options that they didn't have before.



One Venture Exit Opens the Door for a New One to Open

Back in July 2019, when Arman headed up a successful sale of a company - Ajustco - he decided to make good on a vow that he had made to himself over 15 years back...that when he sold his next company, he would finally start Basement Sports. The day after the Ajustco sale, he gathered up his core team and began charting their course. They used some of the proceeds from the exit to get the App and Product development started.

In October 2019, the Blueliner Office League begun, to test drive the alpha version of the App, as well as the actual toy products. Here's a short video highlight reel from the first even Basement Sports corporate league, which we hosted at our Lab in Jersey City. It was loads of fun for the Big Kids!


Basement Baseball: Office Edition
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Now we're about to launch the world's first Mixed Reality Sports Gaming Platform

In June 2020, we're bringing this concept to the world, and planning a phased roll-out that starts with America's Pastime, Baseball. After that, Basketball and Soccer are next up.

> **June 2020** - *Basement Baseball enters the market with it's IOS and Android Apps.*
> **August 2020** - *Basement Baseball Starter Kit will be available for purchase.*


Play Ball
Cali Vipers
Elmhurst Bears
SINGLE
DOUBLE
TRIPLE
STRIKE
BALL
FOUL
OUT

Our parent company - b.labs Ventures - has already invested over $100,000 in getting Basement Baseball ready for its introduction to the market. And they are standing behind us to support the launch marketing as well.

Our team is all-in on this game-changing idea, and we love the idea of having our fans and customers as co-owners at the early stage, where the greatest opportunity for growth and a sense of meaningful contribution lies.


BASEMENT

Investor Q&A

— COLLAPSE ALL

What does your company do?

Basement Sports is the world's first mixed reality sports gaming platform, where users can set up or join various sports leagues, one-day tournaments or one-off games with friends or ranked competitors. 'Mixed' means old school (physical game play with indoor toys) meets new school (IOS and Android App for all of the interactive score keeping). Baseball is the first sport and sub-venture.

Where will your company be in 5 years?

We hope to be a major player in a cross-section of several multi-billion dollar industries (app games, toys, fantasy sports and youth sports). 15-20 sports, in every country, plus editions for non-sports games as well. These projections cannot be guaranteed.

Why did you choose this idea?

It's my background, and how I became who I am - a student-athlete, balanced in mind, body and spirit. It is what kids today are missing, and it is sinking this country (US) and a dangerous, negative trend globally. We're solving that problem in a creative, engaging way, that also generates profits in the niche industry of Mixed Reality Sports.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

A variety of factors make this venture a real live opportunity - A) the rise of mobile gaming, B) kids getting phones and ipads at younger ages - which helps us get to them, while they're also hurting by being on too long, C) bandwidth availability, D) increasing work and stay at home lifestyles (ie. remote workforce, also COVID-19, future pandemics), E) the growth of egaming, F) Virtual and Augmented Reality technology advancements, and other factors.

How far along are you? What's your biggest obstacle?

We're about to launch the beta version of the Basement Baseball App (ETA: June 2020), and expect our first batch of toy inventory - Baseball Starter Kits - by July 2020, via our sourcing supply chain through China. We've invested a solid 8 months and a couple of hundred thousand dollars thus far, to get to this stage.

Global pandemics, naturally as in this moment with COVID-19, are a big obstacle to maintaining an efficient production and distribution process.

Who competes with you? What do you understand that they don't?

Dribble Up is the closest thing we've seen to what we're doing, in terms of fusing sports and apps for an in-home experience.

Anyone in the e-gaming space - from Twitch to video game makers to leading content producers - could feasibly compete. Nintendo Switch, Xbox Live, EA Sports come to mind. From the other side, toy manufacturers, like Nerf and Franklin Sports, could enter by adding digital products. What we understand that they don't is the power of fusion - digital and analog - because everyone is into force feeding digital content, to the detriment of keeping kids truly active and engaging the 'whole child' in a healthy way.

How will you make money?

There are five core revenue streams, each with their own branches -
1) Freemium Apps on IOS and Android, per Sport
2) Starter Kits [Toys], per Sport - fits any room
3) Customizable 'Home' Field & Clothing Accessories
4) Tournament & League Entry Fees
- Motivates Rankings and Cross-Sell Effect amongst multi-Sport Competitors
- Kids Birthday 'Sports Parties'
5) Sponsorships, Partnerships & In-App Advertising

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The biggest risks are key competitors beating us to the punch, by putting in more resources and captivating the market.

We won't fail. A failure would be likely due to a lack of sufficient capital to bring both sides of the fusion (digital and analog) to life in an engaging way.

To succeed, we need to hit the right marketing notes and generate a viral (social) networking effort, with kids inviting their friends, starting leagues and tournaments that other kids want to get in on; and that they all get into from a rankings & records standpoint, as well as showcasing their creativity (ie. best home field, custom jersey designs, highlights from games).